EXHIBIT 97

SHOPIFY INC.

CLAWBACK POLICY

This Clawback Policy has been adopted by the Board of Directors (the “Board”) of Shopify Inc. (the “Company”) effective as of October 2, 2023 (the “Effective Date”).

1.Definitions
a.“Committee” has the meaning given to it in Section 2 of this Clawback Policy.

b.“Company Group” means the Company and each of its subsidiaries, as applicable.

c.“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after the effective date of the NYSE listing standard (October 2, 2023), (ii) after the person became an Executive Officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.

d.“Erroneously Awarded Compensation” has the meaning given to it in Section 3 of this Clawback Policy.

e.“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. “Policy-making function” does not include policy-making functions that are not significant. For the purposes of this Clawback Policy, “Executive Officers” are determined in accordance with Rule 16(a)-1(f) of the U.S. Securities Exchange Act of 1934, as amended.

f.“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, (ii) stock price or (iii) total shareholder return. A Financial Reporting Measure does not need to be presented within the Company’s financial statements or included in a filing with the SEC.

g.“Home Country” means the Company’s jurisdiction of incorporation.

h.“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed “Received” in the fiscal year during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

i.“Lookback Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year), with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

j.“NYSE” means the New York Stock Exchange.

k.“Restatement” has the meaning given to it in Section 3 of this Clawback Policy.

l.“SEC” means the United States Securities and Exchange Commission.

2.Administration

This Clawback Policy will generally be administered and interpreted by the Compensation and Talent Management Committee (the “Committee”), however the Board may, from time to time, exercise discretion to administer and interpret this Clawback Policy, in which case, all references herein to “Committee” shall be deemed to refer to the Board.

Any determination by the Committee with respect to this Clawback Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under this Clawback Policy, if any, do not need to be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

3.Recovery of Erroneously Awarded Compensation

In the event the Company is required to prepare an accounting restatement of any Company financial statement due to material non-compliance by the Company with any financial reporting requirement under securities laws, including an accounting restatement:

a.to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or

b.to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement)
(in each case, a “Restatement”),

then the Committee shall, in respect of any current or former Executive Officer who Received Covered Compensation during the Lookback Period, pursue (and shall not have the discretion to waive) forfeiture and/or recovery from such current or former Executive Officer, without regard to any taxes paid, of an amount equal to:

a.the amount of Covered Compensation granted, vested or paid to such current or Executive Officer during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained, less

b.the amount of Covered Compensation that otherwise would have been granted, vested or paid to such current or former Executive Officer had such amount been determined on the basis of the applicable Restatement.

(the “Erroneously Awarded Compensation”).

Where the amount of Erroneously Awarded Compensation is not subject to mathematical re-calculation directly from the information in a Restatement (for example, where Covered Compensation is based on stock price or total shareholder return), the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.

Notwithstanding the foregoing, the Committee may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any current or former

Executive Officer if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances:

a.the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees, including costs that could be incurred if pursuing recovery would violate laws other than the Company’s Home Country laws) to assist in enforcing this Clawback Policy would exceed the amount to be recovered,

b.pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022, or

c.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

The Committee shall only be entitled to rely on paragraph (a) above if the Company Group has made reasonable attempts to recover the applicable Erroneously Awarded Compensation, has documented those attempts, and has provided such documentation to the NYSE. The Committee shall only be entitled to rely on paragraph (b) above if the Company has obtained an opinion of Home Country counsel that recovery would result in a violation of the Company’s Home Country laws adopted prior to November 28, 2022 and such opinion is provided to, and accepted by, the NYSE.

Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

4.Means of Repayment

In the event of a Restatement, the Committee shall provide written notice to any person that the Committee determines must repay Erroneously Awarded Compensation and such notice shall be delivered by email or certified mail to the address for such person on file with the Company Group. The person receiving the notice shall satisfy the repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to reasonably promptly recover the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code and the regulations and guidance thereunder.

5.No Indemnification

No person shall be indemnified, insured or reimbursed by the Company Group in respect of any loss of compensation by such person in accordance with this Clawback Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Clawback Policy, and no person shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Clawback Policy.

For the purposes of this Clawback Policy, “indemnification” includes any modification to current compensation arrangements or other arrangements that would amount to de facto indemnification (for example, providing an Executive Officer with a new cash award that would thereafter be cancelled to effect the recovery of any Erroneously Awarded Compensation).

6.Invalidity of Provisions

The provisions in this Clawback Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Clawback Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law.

7.Cumulative Rights

The rights of the Company Group under this Clawback Policy to seek forfeiture and/or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.

8.Amendment and Termination
To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Board, upon the recommendation of the Committee, may terminate, suspend or amend this Clawback Policy at any time in its discretion.

9.Successors
This Clawback Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.

SHOPIFY INC.

CLAWBACK POLICY

ACKNOWLEDGMENT, CONSENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the Shopify Inc. Clawback Policy (as may be amended from time to time, the “Policy”) and I have been given an opportunity to ask questions about the Policy and review it with my counsel. I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Policy. I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Company Group is subject to the Policy, and the Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from the Company Group for any compensation that is subject to recoupment and / or forfeiture under the Policy. Capitalized terms not defined herein have the meanings set forth in the Policy.

Signed:    _________________________________________
Print Name: _________________________________________
Date:        _________________________________________